09057217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 25 2009

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 062737

8-16774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAYHILL AGENCY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 GRAMERCY PARK NORTH

(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BEVERLY BURCKARD 973-387-8514

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & HYMOWITZ, LLP

(Name – *if individual, state last, first, middle name*)

595 STEWART AVE., SUITE 420	GARDEN CITY	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Mulnhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAYHILL AGENCY, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Owner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAYHILL AGENCY, LLC

For the year ended December 31, 2008

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

To the Members
Mayhill Agency, LLC

We have audited the accompanying statement of financial condition of Mayhill Agency, LLC as of December 31, 2008, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mayhill Agency, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 7-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Hymowitz LLP
Liebman Goldberg & Hymowitz LLP
Garden City, New York

February 18, 2009

MAYHILL AGENCY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 11,041	$ -	$ 11,041
Total assets	$ 11,041	$ -	$ 11,041

LIABILITIES AND MEMBERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accrued expenses	$ 4,764	$ -	$ 4,764
Total liabilities	$ 4,764	$ -	$ 4,764
Members' Equity:			
Members' equity			6,277
Total members' equity			6,277
Total liabilities and members' equity			$ 11,041

See notes to financial statements.

MAYHILL AGENCY, LLC

STATEMENT OF INCOME

For the year ended December 31, 2008

Revenues:		
Sales of investment company shares	$ 83,335	
Total revenues		$ 83,335
Expenses:		
NASD & SIPC fees	1,370	
Professional fees	4,823	
Office expenses and overhead	76,915	
Total expenses		83,108
Net income		$ 227

See notes to financial statements.

MAYHILL AGENCY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2008

Balance - December 31, 2007	$ 6,140
Net income - For the year ended December 31, 2008	227
Balance - December 31, 2008	$ 6,367

See notes to financial statements.

MAYHILL AGENCY, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

Cash flows from operating activities:

Net income		$ 227
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accrued expenses	2,437	
Net adjustments		2,437
Net cash provided by operating activities		2,664
Increase in cash		2,664
Cash, beginning of year		8,377
Cash, end of year		$ 11,041

See notes to financial statements.

MAYHILL AGENCY, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Note 1 - Organization:

The Company is a single member limited liability company organized on October 25, 2002. There were no transactions until December 23, 2003 when the company assumed the business activities and all assets and liabilities of Mayhill Agency, Inc., effective January 1, 2004. By virtue of this transaction, the NASD has ruled the firm's business activity Mayhill Agency, Inc. will remain unchanged and constitutes a succession of the company.

Note 2 - Significant Accounting Policies:

Securities Transactions:

Securities owned are carried at market value and unrealized gains and losses are reflected in income. Securities transactions are recorded in amounts on a settlement date basis, which is generally five business days after the trade date. The Company did not enter into any securities transactions during the year ended 2008.

Income Taxes:

As a limited liability company (LLC), the Company is not subject to income taxes. The individual members of the LLC are taxed individually on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for Federal or State income taxes appears included in these financial statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Note 3 - Net Capital Requirements:

The Company is subject to the Rules and Regulations of the Securities and Exchange Commission, and therefore must maintain "net capital" of not less than $5,000. At December 31, 2008, the Company's "net capital" exceeded capital requirements by approximately $1,367. The ratio of aggregate indebtedness to "net capital" was .73 to 1.0.

Note 4 - Commitments:

The Company office space lease is for a one year period commencing January 1, 2009 and expiring December 1, 2009. The terms of the lease call for monthly rent in the amount of $500 per month. Rental expense for the year ended December 31, 2008 was $6,000.

MAYHILL AGENCY, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

December 31, 2008

Net Capital

1.	Total ownership equity from statement of financial condition	$ 6,367
2.	Deduct ownership equity not allowed for net capital	-
5.	Total capital	6,367
6.	Deductions and/or charges a) total non-allowable assets from statement of financial condition	-
8.	Net capital before haircuts on securities positions	6,367
10.	Net capital	$ 6,367
	Minimum dollar net capital requirement	$ 5,000

Aggregate Indebtedness

19.	Total liabilities from statement of financial condition	$ 4,674
20.	Percentage of aggregate indebtedness to net capital ($4,674/6,367)	73%

MAYHILL AGENCY, LLC

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2008

A. Exemption provisions:

26. An exemption from Rule 15c3-3 is claimed based upon the below section:

A. (K) (1) $3,000 capital category as per Rule 15c3-1.

B. Information relating to possession or control requirements (Rule 15c3-3).

The broker-dealer had no fully paid or excess margin securities or customers during the year.

MAYHILL AGENCY, LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

December 31, 2008

Net Capital per unaudited focus report		$ 8,367
Net capital per audited focus report		$ 6,367
Difference due to year-end adjustments as follows:		$ 2,000
Increase in expense accruals	$2,000	
		$2,000

MAYHILL AGENCY, LLC

INDEPENDENT AUDITORS' REPORT

on

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2008

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
Mayhill Agency, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Mayhill Agency, LLC (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz LLP
Garden City, New York

February 18, 2009

END